Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

GREENBRIAR HAS AN ARRANGEMENT TO SATISFY WATER RIGHTS AND WATER DEMAND

July 2nd, 2025	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, July 2nd, 2025 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce an agreement in securing all of the water rights needed for its 995-home Sage Ranch development in Tehachapi, California. This update highlights Greenbriar's advancements in moving to the final steps of filing the revised WSA (water supply assessment) and EIR (environmental impact report). We have the support from senior staff of the City of Tehachapi to re-approve this project regardless of any other actions. Our legal counsel believes and has advised us of their opinion of between 3 and ½ to 5 and ½ months to break ground.

Significant Step in Water Usage

Greenbriar is pleased to announce that the city has agreed to allow turf which eliminates about 70 net acre feet of demand by replacing the entire parks, soccer fields, landscaping and common areas with artificial turf.  Since we have secured 188 net acre-feet (282 base acre-feet) of adjudicated water rights in the Tehachapi Basin, either through direct ownership or binding option agreements, the remaining 109 net acre-feet (164 base acre-feet) needed, is now reduced to 39 net acre feet needed and the city has agreed to provide Sage Ranch the remaining 39 net acre feet needed from their surplus adjudicated deeded water rights.  The revised water now needed is 227 net acre-feet total required for our Water Supply Assessment (WSA). We plan to complete these milestones in 3.5 to 5.5 months to break ground. From a 2024 court filing using excerpts from the Tehachapi Cummings County Water District, the Tehachapi Basin has a robust surplus, including over 2,400 adjudicated acre-feet of unused water annually from an 8,020 base acre-feet allocation and a court filed 23,000+ acre-feet of state surplus water, ensuring ample supply to support the local community.  The adjudicated Tehachapi basin contains 370,000 acre-feet.

Greenbriar views this as a very positive step toward.

A Sustainable Future for Sage Ranch and Tehachapi

Greenbriar's progress in securing water rights reflects our unwavering commitment to delivering Sage Ranch as a beacon of sustainable living. With strong committed financing from Voya, a path to meeting water needs, and collaborative partnerships, we are poised to create a vibrant community that enhances Tehachapi's economic and environmental landscape. The Company in its opinion believes an anticipated softening of water prices post-acquisition will further support sustainable development in the region, creating opportunities for all stakeholders. We extend our gratitude to our shareholders, water rights holders, and the City of Tehachapi for their support and look forward to sharing further milestones as we bring Sage Ranch to fruition.

Cordero Ranch

The company's independent professional engineers are replotting the 6,726 approved lots (67% of that belong to our property) to better connect the first 400 units to the existing water and sewage lines.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the closing of the Shares for Debt Transaction, the issuance of Common Shares, and the approval of the Shares for Debt Transaction by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF